SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

[December 15, 2004]

Metso Corporation

(Translation of registrant’s name into English)
Fabianinkatu 9 A,
PO Box 1220
FIN-00101
Helsinki, Finland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-

SIGNATURES
METSO TO REACQUIRE THYSSENKRUPP’S MINORITY HOLDING IN VALMET AUTOMOTIVE

SIGNATURES

Date     December 15, 2004

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Name:

Olli Vaartimo	Harri Luoto
Executive Vice President and CFO	Senior Vice President,
Metso Corporation	General Counsel
Metso Corporation

METSO TO REACQUIRE THYSSENKRUPP’S MINORITY HOLDING IN VALMET
AUTOMOTIVE

(Helsinki, Finland, December 15, 2004) – As announced in June 2004, ThyssenKrupp Automotive has decided to give up its shareholding in Valmet Automotive. Metso Corporation (NYSE: MX; OMX: MEO) has reacquired, in accordance with the original agreement, ThyssenKrupp’s 10 percent minority shareholding in Valmet Automotive. The transaction price will not be disclosed. The transaction will not have any effect on Metso’s fourth quarter results as Metso has already reversed during the second quarter 2004 EUR 5 million of the originally booked approximately EUR 10 million gain from the 2001 sale of the 10 percent stake.

Valmet Automotive manufactures Porsche Boxster sports cars for the German Porsche AG on the basis of a long term cooperation agreement made in 2001. Valmet Automotive will continue as a supplier of car industry contract manufacturing in cooperation with European partners in the field.

Valmet Automotive, a part of Metso Corporation, is specialized in the contract manufacturing and development of demanding specialty cars. Valmet Automotive will continue its work to search for manufacturing agreements for new car models.

Metso Corporation is a global supplier of process industry machinery and systems, as well as know-how and aftermarket services. The Corporation’s core businesses are fiber and paper technology (Metso Paper), rock and mineral processing (Metso Minerals) and automation and control technology (Metso Automation). In 2003, the net sales of Metso Corporation were EUR 4.3 billion. Metso has approximately 23,000 employees in over 50 countries. Metso Corporation is listed on the Helsinki and New York Stock Exchanges.

For additional information, please contact:

Vesa Kainu, President, Metso Ventures, Metso Corporation, tel. +358 204 84 3258
Eeva Mäkelä, Vice President, Investor Relations, Metso Corporation,
tel. +358 204 84 3253
or

Helena Aatinen, Senior Vice President, Corporate Communications and Stakeholder Relations, Metso Corporation, tel. +358 20 484 3004
USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 770 246 7237.